FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Wurtz, George W.	2. Date of Event Requiring Statement (Month/Day/Year) 01/31/03	4. Issuer Name and Ticker or Trading Symbol GEORGIA-PACIFIC CORPORATION (GP)
(Last) (First) (Middle) 133 Peachtree Street, N.E.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
			Director	10% Owner
(Street) Atlanta, Georgia 30303		X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
		President - Paper & Bleached Board			X	Form filed by One Reporting Person
(City) (State) (Zip)						Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)			3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Georgia-Pacific Common Stock	145.000			D
Georgia-Pacific Common Stock	456.814			I	through G-P 401(k) (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.   *If the form is filed by more than one reporting person, see Instruction 5(b)(v).    Page 1 of 3 pages

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FORM 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (right to buy GP) - 2001 LTIP	(2)	01/28/11	Georgia-Pacific Common Stock	25,450.000	$29.470	D
EMPLOYEE STOCK OPTION (right to buy GP) - 2002 LTIP	01/31/03 (3)	01/30/12	Georgia-Pacific Common Stock	29,650.000	$24.440	D
FORT JAMES CORPORATION 1996 STOCK INCENTIVE PLAN	(4)	01/06/08	Georgia-Pacific Common Stock	11,188.000	$26.630	D
FORT JAMES CORPORATION 1996 STOCK INCENTIVE PLAN	(5)	01/06/09	Georgia-Pacific Common Stock	15,062.000	$28.060	D
JAMES RIVER CORPORATION OF VA 1987 STOCK OPTION PLAN	(6)	10/04/04	Georgia-Pacific Common Stock	2,274.000	$17.110	D
JAMES RIVER CORPORATION OF VA 1987 STOCK OPTION PLAN	(7)	08/07/05	Georgia-Pacific Common Stock	2,274.000	$24.630	D
STOCK APPRECIATION RIGHT - 2003	01/31/04	01/30/13	Georgia-Pacific Common Stock	89,400.000	$15.220	D

Explanation of Responses:
See continuation page(s) for footnotes
		/s/ George W. Wurtz	February 7, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	GEORGE W. WURTZ
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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George W. Wurtz 133 Peachtree Street, N.E. Atlanta, Georgia 30303	Georgia-Pacific Corporation (GP) January 31, 2003	Page 3of 3 pages

(1)	Through the Georgia-Pacific Corporation Salaried 401(k) Plan. Information is as of January 31, 2003.

(2)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 29, 2002, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 28, 2011.

(3)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 31, 2003, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 30, 2012.

(4)

Under the terms of the amended and restated Fort James Corporation 1996 Stock Incentive Plan, granted options may be exercised through January 6, 2008. Such outstanding options, initially granted for shares of Fort James Corporation common stock, received accelerated vesting and were converted to options to purchase a number of shares of Georgia-Pacific common stock, pursuant to that certain Agreement and Plan of Merger among Georgia-Pacific Corporation, Fenres Acquisition Corp. and Fort James Corporation.

(5)

Under the terms of the amended and restated Fort James Corporation 1996 Stock Incentive Plan, granted options may be exercised through January 6, 2009. Such outstanding options, initially granted for shares of Fort James Corporation common stock, received accelerated vesting and were converted to options to purchase a number of shares of Georgia-Pacific common stock, pursuant to that certain Agreement and Plan of Merger among Georgia-Pacific Corporation, Fenres Acquisition Corp. and Fort James Corporation.

(6)

Under the terms of the amended and restated James River Corporation of Virginia 1987 Stock Option Plan, granted options may be exercised through October 4, 2004. Such outstanding options, initially granted for shares of Fort James Corporation common stock, received accelerated vesting and were converted to options to purchase a number of shares of Georgia-Pacific common stock, pursuant to that certain Agreement and Plan of Merger among Georgia-Pacific Corporation, Fenres Acquisition Corp. and Fort James Corporation.

(7)

Under the terms of the amended and restated James River Corporation of Virginia 1987 Stock Option Plan, granted options may be exercised through August 7, 2005. Such outstanding options, initially granted for shares of Fort James Corporation common stock, received accelerated vesting and were converted to options to purchase a number of shares of Georgia-Pacific common stock, pursuant to that certain Agreement and Plan of Merger among Georgia-Pacific Corporation, Fenres Acquisition Corp. and Fort James Corporation.